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[Skadden Letterhead]

September 22, 2004

Mr. William Friar
Senior Financial Analyst
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Advance America, Cash Advance Centers, Inc. Registration Statement on Form S-1, Filed August 13, 2004 SEC File No. 333-118227

Dear Mr. Friar:

        On behalf of Advance America, Cash Advance Centers, Inc., a Delaware corporation (the "Company"), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the United States Securities and Exchange Commission (the "Commission") on the date hereof, marked to show composite changes from the Registration Statement filed with the Commission on August 13, 2004.

        The changes reflected in Amendment No. 1 include those made by the Company in response to the comments of the staff of the Division of Corporation Finance of the Commission (the "Staff") set forth in your letter dated September 14, 2004, to William M. Webster, IV, Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein, including a new section entitled "Unaudited Quarterly Operating Results" that has been added to Amendment No. 1 under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company's response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1, which includes the prospectus as revised.

        In connection with our response, we are submitting the following materials:

  1.
  Five revised, clean courtesy copies of Amendment No. 1; and

  2.
  Five courtesy copies of Amendment No. 1, marked to show changes from the initial document filed on August 13, 2004.

General comments on your filing

1.
We note your disclosure on page 23 that your auditors have determined that you had a "significant deficiency" in your financial reporting and controls. Please identify the specific areas that were highlighted by your auditors, the factual scenarios that underpinned the auditors' findings and the timeline of the events that lead up to your auditors' determination and your responses to the finding.

  The Registration Statement has been amended to reflect the Staff's comment. See the revisions on page 10 of Amendment No. 1, under the risk factor entitled "Our auditors concluded that, as of June 30, 2004, there was a significant deficiency in our internal controls." This risk factor has been moved to the forepart of the risk factor section of Amendment No. 1 in response to Staff Comment 27.

2.
It appears that large portions of your Summary, Risk Factors, Management's Discussion and Analysis, Business section and the notes to financial statements are repeated verbatim in multiple portions of this document. For example, we note that your risk factors discussing your litigation exposure, beginning on page 14, is identical to your discussion of legal proceedings on page 83. Some of the following comments will deal specifically with concerns regarding the content of your disclosure in these various sections. However, the registration statement should avoid duplicative disclosure when possible and instead tailor the disclosure in the various sections to the purpose that each section serves in the overall disclosure framework of the document.

  The Company notes the Staff's comment and has made appropriate changes to the Registration Statement in accordance with the Staff's comment.

3.
To the extent known, please supplementally advise the staff regarding the percentage of the overall offering amount that you expect will be attributed to the company and to the selling shareholders.

  We have revised "Use of Proceeds" on pages 7 and 31 of Amendment No. 1 to clarify that the Company currently expects to seek to raise approximately $92 million of net proceeds in the primary portion of the offering, approximately $84 million of which will be used to repay in full the Company's outstanding subordinated debt and approximately $8 million of which will be used to pay expenses in connection with the offering. The Company currently estimates that its aggregate expenses in connection with the offering, other than underwriting discounts and commissions, will be approximately $8 million. However, if the expenses are less than $8 million, the excess will be applied to general corporate purposes. The Company has asked me to confirm that it does not currently expect to seek to raise any additional proceeds to be used for working capital and general corporate purposes. Any remaining proceeds to be raised in the offering will solely be attributable to the selling stockholders' sale of their shares and the exercise of the over-allotment option to be granted by the selling stockholders to the underwriters.

4.
We note that the over-allotment option will be granted by both the selling shareholders and by the company. How will the underwriter determine which source of additional shares the underwriter will draw from? Will the allocation be pro-rata?

  The Company has revised the cover page of the prospectus and "Over-allotment option" on page 7, "Use of Proceeds" on page 30 and "Underwriters" on page 123 of Amendment No. 1 to reflect that the underwriters' over-allotment option will be granted solely by the selling stockholders.

5.
Please confirm that Advance America and its subsidiaries are currently in compliance with all covenants under your debt facilities. If you are not able to confirm this statement, please identify the covenant that you have not complied with, identify the reason for the failure to comply, any communication between the lender and Advance America and steps that you have taken to return to compliance.

  The Company has asked me to confirm that it is in compliance with all covenants under its debt facilities.

6.
Include an updated consent of the independent auditors in your next amendment.

  An updated consent of the independent auditors has been included as Exhibit 23.1 to Amendment No. 1.

7.
We note that your filing fails to include a completed anticipated offering price range, a key to understanding and reviewing any filing. We have reviewed your filing without a price range and have included with this letter some of our comments. However, you should know that the price range triggers a number of disclosure matters, so we will need sufficient time to process the amendment when you fill in the range of the estimated price. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on and we may take a significant amount of time to review your document.

  The Company notes the Staff's comment and has asked me to confirm that it will include such information in a subsequent pre-effective amendment to the Registration Statement.

Summary—page 1

8.
As noted above, virtually all of the disclosure in this section appears to be drawn verbatim from disclosure included in the Management's Discussion and Analysis, Business sections and elsewhere in the document. The summary should contain a brief and balanced discussion of your offering. Revise the summary to comply with the following requirements set forth in the Instruction to paragraph 503(a):

•
the summary "should not merely repeat the text of the prospectus;"

•
the summary "should provide a brief overview of the key aspects of the offering;"

•
the summary should "identify" and "highlight" those aspects of the offering that are the "most significant."

  Release 33-7497 and Staff Legal Bulleting No. 7A, sample comment 28 specify that the summary should not include a lengthy description of the company's business and business strategy. Rather than repeat disclosures found in the body of the prospectus, substitute cross-references to those prospectus sections including the specific page numbers where those disclosures begin.

  The Registration Statement has been amended to reflect the Staff's comment. See pages 1 through 7 of Amendment No. 1.

9.
Please revise the opening paragraph of this section. A summary, by its very nature will not contain all the information that an investor needs to make an investment decision. Consequently, please eliminate the first sentence of this preamble section.

  The Registration Statement has been amended to reflect the Staff's comment. See the first paragraph on page 1 of Amendment No. 1.

10.
The Summary should provide a balanced discussion of your business, including the risks and challenges that stand between your company and its implementation of its growth plan. In particular, we note that the summary does not discuss the risks presented by your agency lending platform, the legal uncertainties that has forced you to suspend your Georgia operations and the costs associated with your growth plan. Please expand your discussion of your business development and your growth strategies to discuss the challenges that confront those plans and your business in general, in a similar level of detail.

  The Company has revised the summary section set forth in the Registration Statement in response to the Staff's comment. See the new text added to "Business Strategy" the top of page 5 and the revisions to "Risks Relating to Our Business" on pages 5 and 6 of Amendment No. 1.

11.
In this section, consider briefly discussing the lending process, the funding procedures you use to fund your payday loans, and a discussion of the chief differences between the standard and agency business models.

  The Company has added a table to the "Overview" section of the Prospectus Summary that briefly discusses differences between the standard business model and the agency business model, including the lending process and the funding procedures used to fund payday cash advances. See page 2 of Amendment No. 1.

12.
Please clarify how you have determined that you are the largest payday lender in the United States. Is your statement based on dollar volume of loans, number of loans or number of offices?

  The Registration Statement has been amended to reflect that the Company is the largest provider of payday cash advance services in the United States, as measured by the number of payday cash advance centers operated. See "Prospectus Summary—Our Company—Overview" on page 1 and "Business—Overview" on page 67 of Amendment No. 1.

13.
Briefly describe the distributions that you will make prior to the offering and disclose the resulting capital position of the company.

  The Registration Statement has been amended to address the Staff's comment. See the new section entitled "Our S Corporation Status and Recent Distributions to Our Stockholders" on page 6 of Amendment No. 1. The Company has asked me to supplementally advise you that, after taking into account its preliminary financial results subsequent to June 30, 2004, it believes it will have retained earnings, not an accumulated deficit, after payment of the remaining $1.5 million of dividends to existing stockholders described in the new section. See also the Company's responses below to Staff Comments 17 and 33.

Competitive Strengths—page 3

14.
You state on page 4 that you have significant geographic diversification that helps mitigate the risk and possible financial impact of unfavorable changes in state legislation or a particular state's economic environment. However, this statement seems to contradict your risk factor on page 17, which discloses that for the six months ended June 30, 2004, approximately 42% of your revenues is concentrated in five states. Please revise your filing to address this apparent contradiction.

  The Company has amended the Registration Statement to reflect the Staff's comment. See "Geographical Diversification of Our Payday Cash Advance Centers" on page 4 and "The concentration of our revenues in certain states could adversely affect us" on page 18 of Amendment No. 1.

Summary Consolidated Financial Information—page 8

15.
Please revise to clearly label the columns as of and for the six months ended June 30, 2003 as "Unaudited". This comment also applies to the results of operations table on pages 43 and 44.

  The Company has amended the Registration Statement to reflect the Staff's comment. See pages 8, 9, 35, 36, 45 and 46 of Amendment No. 1.

Risk Factors—page 10

16.
We note your preamble to the Risk Factors section. The risk factor section should discuss all risks that may materially affect the company and should avoid mentioning generic risks or risks that are not provided sufficient disclosure. Please revise the preamble to clarify that you have discussed all material risks. Also, please remove the last two sentences, or remove the reference to other or immaterial risks, as the fact that the risks facing a business may change is a risk that every company faces.

The Registration Statement has been amended to reflect the Staff's comment. See the preamble to the "Risk Factors" section on page 10 of Amendment No. 1.

17.
Please add a risk factor that discusses the fact that due to the distributions that you have made during 2003 and distributions that you plan to complete prior to the offering, that you will have an accumulated deficit at the time of the offering, and so therefore virtually all of the liquidity available for future expansion will come from the unallocated portion of the proceeds from this offering.

  As described above in response to Staff Comment 13, the Company believes, after taking into account its preliminary financial results subsequent to June 30, 2004, that it will have retained earnings, not an accumulated deficit, after payment of the remaining $1.5 million of dividends to existing stockholders described under the caption "Our S Corporation Status and Recent Distributions to Our Stockholders" on page 6 of Amendment No. 1. Therefore, the Company does not believe that an additional risk factor would be meaningful to investors.

18.
The Risk Factors section is very long, and many of the risk factors include a significant amount of detail. In fact, many of the risk factors include extensive and verbatim duplication of disclosure included in separate sections. Please revise the risk factors throughout this section so that they briefly describe the risk that an investor would face from investing in your securities, provides information sufficient to place the risk in context and explains the likelihood of the risk occurring and the potential impact of the risk. To the extent that a risk is discussed in more detail elsewhere in the document, consider summarizing the overall impact of the risk in this section and providing a cross-reference to the more detailed discussion in the body of the prospectus. For example, when discussing your litigation exposure, please summarize the number of cases, and the extent of the litigation risk rather than provide summaries of all the cases.

  The Company notes the Staff's comment and has made appropriate changes to the "Risk Factors" section of Amendment No. 1 appearing on pages 10 through 28.

19.
Many of your risk factors and their headings warn that the particular risk might have a "material adverse effect" upon your business or operations. The term "material adverse effect" is imprecise and should not be used when the likely effect of a particular risk is fairly predictable. Also, the connection between the specific effects of a risk should clarify how this would affect the value of investors' shares of Advance America, as that is the particular effect of any risk that is most important to the investor. For example, the likely effect of a flaw in your correspondent banks approval process would be an increase in delinquencies and therefore an increase in loan loss charges and a decline in revenue, which might reduce your earnings and therefore harm your share price. Please review all the risk factors to limit your use of the term "material adverse effect" to those situations where the likely impact of a particular risk is not readily ascertainable.

  The Company notes the Staff's comment and has made appropriate changes to the "Risk Factors" section of Amendment No. 1 appearing on pages 10 through 28.

20.
The Risk Factors section should present those risks that an investor would face by investing in your company, rather than generic risks that would apply if they invested in any company's securities. For example, any company's results would be impacted by declines in the economic conditions in their main markets. Also, all public companies must comply with the Sarbanes Oxley Act, face the risk that analysts might fail to follow their stock or issue unfavorable research, might find their insurance is inadequate and might find that their shares decline in value. Please revise these risk factors so that they specifically address why management believes that these factors present particular risks to an investment in Advance American and its shares. For example, what are your current insurance coverage levels, and how much of your expected losses under workman's compensation and other expenses do you "self insure?" If you are not able to describe specific reasons that management believes that these risks are unique and material to an investment in your shares, consider removing the risk factors as discussions of generic risks.

  The Company notes the Staff's comment and has made appropriate changes to the "Risk Factors" section of the Registration Statement appearing on pages 10 through 28. Among other things, in response to the Staff's comment the Company has deleted in Amendment No. 1 several of the risk factors that were included in the original filing that are generic risks to investors in a public company's stock. The risk factors that have been deleted include those relating to (i) the impact of general economic conditions on the Company's business, (ii) compliance with the Sarbanes-Oxley Act, (iii) maintenance of insurance coverage, (iv) possible cost increases (including workers' compensation costs), (v) impact of research analyst reports on the trading value of the Company's stock and (vi) operating history has no bearing on future profitability.

The payday cash advance services industry is highly regulated under state law—page 10

21.
The discussion of the overall risk due to the regulatory environment that your company and industry faces should be separated, and discussed under separate headings, from your discussion of the discrete risk to your operations and earnings from the actions by the State of Georgia and your subsequent decision to suspend operations in the state. Please add a separate risk factor that discusses the specific risks associated with the regulatory developments in Georgia. Also, please add disclosure regarding the actions by the Attorney General of North Carolina that commenced in August 2004 to an appropriate portion of your revised disclosure.

  The Registration Statement has been amended to reflect the Staff's comment. See "Current and future litigation and regulatory proceedings against us…" on pages 15 and 16 and "As a result of current litigation and regulatory proceedings against us in Georgia…" on page 17 of Amendment No. 1.

Competition in the retail financial services industry...—page 17

22.
Revise the discussion of market competition to separate out the risks presented by the fact that Republic Bank and Trust has other relations with ACE Cash Express and the fact that this can cost you business.

  The Registration Statement has been amended to reflect the Staff's comment. See "We are not permitted to process, market or service loans for lending bank customers..." and "Competition in the retail financial services industry…" on page 18 of Amendment No. 1.

If the lending banks' payday cash advance approval process...—page 18

23.
Please revise the heading for this risk factor and the accompanying text to clarify that you retain a significant amount of the credit risk for loans made under the agency model.

  The Registration Statement has been amended to reflect the Staff's comment. See "If the lending banks' payday cash advance approval processes are flawed…" on page 19 of Amendment No. 1.

Customers' personal checks are often returned unpaid...—page 18

24.
Revise this risk factor to note the size of your losses on accounts where the customer's check is returned for insufficient funds.

  The Registration Statement has been amended to reflect the Staff's comment. See page 19 of Amendment No. 1 under the heading "The provision for doubtful accounts and agency bank losses may increase and net income may decrease if we are unable to collect customers' personal checks that are returned due to non-sufficient funds (NSF) in the customers' accounts or other reasons."

25.
Revise the heading to this risk factor to clarify how the fact that your customers' deposited checks are returned affects your operations and earnings.

  The Registration Statement has been amended to reflect the Staff's comment. See the heading described above in response to Staff Comment 24, which heading now appears on page 19 of Amendment No. 1.

We depend on loans from banks to operate...—page 21

26.
Briefly disclose the stated reason why the major regional bank now prohibits future loans for payday cash advances.

  The Registration Statement has been amended to reflect the Staff's comment. See "We depend on loans from banks to operate our business…" on page 22 of Amendment No. 1.

Being a public company will increase our financial reporting costs...—page 23

27.
The Risk Factors section should highlight risks from the perspective of the investor. It would appear that a determination by your auditor that your financial reporting and controls contained a "significant deficiency"would be very important to an investor. Please move this risk factor so that it is discussed at the beginning of the Risk Factors section and shorten heading so that it highlights the risk that your internal controls are in need of improvement.

  The Registration Statement has been amended to reflect the Staff's comment. This risk factor has been moved to page 10 of Amendment No. 1 under the heading "Our auditors concluded that, as of June 30, 2004, there was a significant deficiency in our internal controls," and has been revised.

28.
Please supplementally tell us how the significant deficiency in internal controls impacted the auditor's ability to complete their audit of your financial statements.

  See the response to Staff Comment 1 and the revised text on page 10 of Amendment No. 1 for a description of the significant deficiency. The Company has asked me to confirm to you that the significant deficiency did not impact the independent auditor's ability to complete their audit of the Company's financial statements.

We expect our costs to increase...—page 25

29.
Expand this risk factor to clarify the extent to which you expect your costs to increase. The investor should be able to understand the sources of your increased costs, the likelihood that costs will increase and the effect of those increases. If you do not have specific reasons to believe that your costs will increase, so state, and consider removing this risk factor. Also, to the extent that you do have specific reasons to believe that your costs will escalate in the future, please differentiate between known cost increases and increases that you believe are possible but are not the result of your growth plans or this offering.

  The Company has deleted this risk factor in Amendment No. 1 in response to this comment as well as in response to Staff Comment 20, and has added language on page 57 qualifying the estimated additional annual expense of becoming a public company.

Our operating history has no bearing on future profitability...—page 25

30.
Please revise this risk factor to clarify why you believe your prior operating history will not be indicative of your future results. Do you plan to undertake new lines of business? Have your operations changed dramatically in the intervening time? If you are not able to point to specific reasons to support this risk factor, please remove it, as it reflects a general risk that your results in the future may suffer.

  The Registration Statement has been amended to delete this risk factor in response to this comment as well as in response to Staff Comment 20.

Use of Proceeds—page 30

31.
We suggest that this section include a presentation in tabular form. Also revise to be more specific with respect to the remaining funds. It also appears that a significant use of proceeds is to fund (1) recently opened centers that are not yet profitable, (2) the opening of new centers, and (3) the funding of these centers that you plan to open until they are profitable. Please advise.

  As indicated in the response to Staff Comment 3 above, we have clarified in "Use of Proceeds" on page 30 of Amendment No. 1 that approximately $84 million of the approximately $92 million in net proceeds to be received by the Company in the offering will be to repay in full its outstanding subordinated debt. The Company currently estimates that its aggregate expenses in connection with the offering, other than underwriting discounts and commissions, will be approximately $8 million. The Company is not able at this time to determine whether any amounts will be available for general corporate purposes after payment of expenses of the offering. In view of the fact that there are no additional uses of proceeds, the Company respectfully requests that the bullet-point (as opposed to tabular) format be retained for the use of proceeds descriptions set forth under "Use of Proceeds."

Dividend Policy—page 31

32.
We note your disclosure regarding your distributions that have been made, or will occur prior to the offering. We also note that you have a significant amount of restricted cash held by your subsidiaries. Please identify the amount that you would be able to pay in dividends without running afoul of either state law or your debt covenants.

  The Registration Statement has been amended to reflect the Staff's comment. See "Dividend Policy" on page 31 of Amendment No. 1.

33.
We note that, since the beginning of the 2003 fiscal year, you have paid out approximately $173.2 million to your shareholders and plan to distribute out an additional $9.0 million prior to the offering. We also note on page 31 that you attribute these distributions to the need to provide shareholders with cash to meet their tax obligations under Sub-Chapter S. We note that your payouts have increased substantially, on an annualized basis, in each of the past two years, outstripping the growth in your net income over the same period. We also note that after the $50 million distribution and the planned $9.0 million distribution, you will have a capital deficiency. Please revise to clarify whether the dividends paid in July 2004 consisted solely of amounts necessary for existing stockholders to make tax payments on the income earned while you were an S corporation or if they also include an ordinary dividend as well. If dividend consists of both, please revise to quantify the portion that pertains to tax payments.

  The "Dividend Policy" section of the Registration Statement has been amended to disclose the amounts of the identified dividends that were for the purpose of enabling existing stockholders of the Company to make tax payments on the income the Company earned while it was an S corporation under Subchapter S of the Internal Revenue Code. See page 31 of Amendment No. 1. As indicated in the response to Staff Comment 13 above, the Company believes, after taking into account its preliminary financial results subsequent to June 30, 2004, that it will have retained earnings, not an accumulated deficit, after payment of the remaining $1.5 million of dividends expected to be paid in connection with termination of S corporation status.

Dilution—page 33

34.
Revise your disclosure in this section to note the amount of dilution that shareholders will experience if the underwriter's over-allotment is exercised and the selling shareholders use their shares to meet the requirements of the underwriters on both a pro-rata basis and if their shares are the only ones used to meet the over-allotment option.

  As indicated in response to Staff Comment 4 above, the underwriters' over-allotment option will be granted solely by the selling stockholders and no additional dilution to new investors will result. The "Dilution" section of the Registration Statement has been amended to clarify the impact of the exercise of the over-allotment option. See page 33 of Amendment No. 1.

Selected Consolidated Financial Information—page 34

35.
Please revise to disclose cash dividends per common share as required by Item 301(b)(2) of Regulation S-K.

  The Registration Statement has been amended to reflect the Staff's comment. See page 36 of Amendment No. 1.

36.
Please revise the table on page 35 to indicate that both the per share data and other financial data are not presented in thousands.

  The Registration Statement has been amended to reflect the Staff's comment. See page 36 of Amendment No. 1.

37.
Please expand your discussion in footnote 2 of the table on page 35 to explain the tax rate assumptions used in your pro forma income tax expense calculations.

  The Registration Statement has been amended to reflect the Staff's comment. See footnote 2 on page 36 of Amendment No. 1.

38.
Footnote 1 to your table on page 35 seems to indicate that prior to October 1, 2001, you were operating as a C corporation. Therefore, it is unclear why pro forma income tax expense information would be necessary for the years ended December 31, 1999, 2000, and the first 10 months of 2001. Please revise accordingly.

  The Company has amended the Registration Statement to delete the income tax expense information for the years ended December 31, 1999 and 2000. Page 36 of Amendment No. 1. and footnote 2 on pages 9 and 36 of Amendment No. 1 have been revised to reflect that pro forma income tax expense for 2001 includes nine months of actual income tax expense for the period of the year during which the Company was subject to tax as a C corporation.

Management's Discussion and Results of Financial Condition—page 36

Overview—page 36

39.
In the Commission's recent interpretive release regarding Management's Discussion and Analysis (Release No. 33-8350) the Commission encouraged companies to provide an overview section that would prepare the reader to understand the more detailed discussion of the company's operations and management's view of the likely future course of the company's business. In particular, the overview provided management with the opportunity to identify the key metrics or other performance measures that management itself monitors in evaluating the company's results. The disclosure should explain what the metric measures, how management uses the metric and what effects changes in the metric would have on your operations, risk or other factors. Please revise this section to note the main metrics that your management uses to monitor your performance. We note your disclosure in the Business section regarding your electronic system that permits regional and corporate managers to collect and monitor unit level and aggregate performance.

  The Registration Statement has been amended to reflect the Staff's comment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" on page 37 of Amendment No. 1.

40.
Please clarify the amount of the percentage of the banks fees that each of your correspondent banks places at risk before Advance America becomes liable for credit losses under the agency model.

  As indicated in various sections of Amendment No. 1, including on pages 19, 42, 60, 79, F-9 and F-17, this percentage described in Staff Comment 40 ranges from 8.0% to 20.0% depending upon the particular lending bank. The Company believes that the specific percentages that have been agreed to by each particular bank are competitively sensitive, and if disclosed would cause substantial harm to the competitive position of the Company, particularly in the five states in which the Company operates under the agency business model. As the Company's financial results reflect the full impact of the range of negotiated terms that the Company has reached with all of the lending banks, the Company does not believe that disclosure of specific terms with individual lending banks would be meaningful to prospective investors. As indicated in the Company's response to Staff Comment 69, the Company has filed its processing, marketing and servicing agreements with BankWest as exhibits to the Registration Statement but, concurrently with the filing of Amendment No. 1, is seeking confidential treatment from the SEC for certain related information.

41.
We note your disclosure of the range of percentages that determine the amount of losses that each bank must absorb under the agency model. Please revise this section and all other sections where you include this discussion to include the overall aggregate percentage that your bank correspondents must absorb.

  Please see the Company's response to Staff Comment 40. The Company believes that disclosure of the information requested in this Staff Comment 41 would cause substantial harm to the competitive position of the Company.

42.
Please revise the percentages provided in the first full paragraph on page 37 so that the percentages of your revenues generated from the standard and agency business models are either expressed as a percentage of gross revenues or take into account the provision for doubtful accounts and agency bank losses in the numerator of the ratio. When combined together, the percentage of your business generated from the standard business model combined with the percentage of your business generated from the agency business model should total 100%.

  The Registration Statement has been amended to reflect the Staff's comment. See page 38 of Amendment No. 1.

43.
Please revise your discussion of the provision for doubtful accounts and agency bank losses on page 37 and throughout the filing to clarify why you would need to record a provision for losses that the lending bank is contractually obligated for.

  As disclosed on various pages in Amendment No. 1, including pages 19, 42, 60, 79, F-9 and F-17, under the Company's processing, marketing and servicing agreements with the lending banks, the lending banks are contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage ranges from 8.0% to 20.0%. As a result, if a lending bank's payday cash advances are not collected in an amount which exceeds the lending bank's contractual obligation, the Company could be obligated to pay the lending bank the outstanding amount of the advances plus its fees and/or interest receivable on the advances, less the lending bank's contractually obligated portion of the losses. The Company has concluded that the Company's obligations under the agreements require a liability to be recorded under FASB Financial Interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

44.
Please revise the last paragraph on page 38 and Note 1 of your consolidated financial statements on page F-8 to clarify whether you have one or more special purpose entities.

  The Company has revised "Principles of consolidation" on page 40 and Note 1 on page F-8 of Amendment No. 1 to clarify that there is only one special purpose entity.

45.
In paragraph 3 or in another appropriate section of your document, please discuss the importance of consecutive transactions to your business, noting how many of your loans are consecutive transactions.

  The Registration Statement has been amended to reflect the Staff's comment. See page 38 of Amendment No. 1.

Prior S Corporation Status—page 39

46.
Please revise to describe and quantify the impact that converting to a C corporation will have on your future results of operations, financial condition and cash flows.

  The Registration Statement has been amended to reflect the Staff's comment. See "Prior S Corporation Status" on page 41 of Amendment No. 1.

Discussion of Critical Accounting Policies and Estimates—page 40

47.
Please refer to Section V of Release 33-8350/34-48960 and revise this section to address the following for each critical accounting policy:

•
Specifically identify why each policy is considered critical by management.

•
Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.

•
Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.

•
Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.

•
Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

  The Registration Statement has been amended in response to the Staff's comment. See "Discussion of Critical Accounting Policies and Estimates" on pages 41 through 44 of Amendment No. 1.

Results of Operations—page 43

48.
You are opening new stores and expanding your business while closing stores as well. Please revise your discussions of results of operations to discuss known trends, including an assessment of whether these trends will have, or are reasonably likely to have, a material impact on the company's liquidity, capital resources or results of operations. Refer to Section III.B of Release 33-8350/34-48960.

  The Registration Statement has been amended to add a new fourth paragraph under the heading "New payday cash advance centers" on page 39 of Amendment No. 1.

49.
Please revise your revenue analysis on page 44 to quantify the effect of each factor that impacted your provision for doubtful accounts and agency bank losses.

  The Registration Statement has been amended to reflect the Staff's comment. See page 47 of Amendment No. 1.

50.
Please revise your discussion of other center expenses for all periods presented to disclose the most significant components as well as quantify and analyze the trends associated with each of these components.

  The Registration Statement has been amended to reflect the Staff's comment. See page 48 of Amendment No. 1.

51.
Please revise your discussion of lending bank contract termination expense on page 46 to disclose why the contract was terminated and to describe the expected future impact of this contract termination upon your future results of operations, financial condition, liquidity, and capital resources.

  The Registration Statement has been amended to reflect the Staff's comment. See page 49 of Amendment No. 1 under the heading "Lending bank contract termination expense."

Results of Operations: Six Months Ended June 30, 2004—page 43

52.
Please expand your discussion of the impact of the decision to suspend operations in Georgia in the first half of 2004. In particular, please note the changes in your provisions for loan losses, the decline in expected revenues and management's view of the longer-term effect if your suspension of operations proves to be longer lasting.

  The Registration Statement has been amended to reflect the Staff's comment. See "Revenue Analysis" on page 46 of Amendment No. 1.

53.
We note that your revenue from both mature stores and from newer stores have increased over all periods. Please expand the discussion to clarify whether you believe that the increase in revenue was the result of larger transaction volume, larger loan amounts or higher fees and include supporting disclosure.

  The Registration Statement has been amended to reflect the Staff's comment. See "Revenue Analysis" on page 46 of Amendment No. 1.

Results of Operations: Year Ended December 31, 2003—page 47

54.
The Management's Discussion provides management with the opportunity to explain the reasons for changes in your results and to alert investors to reasons that results might change further in the coming periods. We note that in 2003 your earnings for recently opened stores, stores opened since 2000, had increased dramatically. Does this represent the maturation of these centers or simply added growth in new markets? The investor should be able to understand the reasons for changes in your operating results. Also, since you stated that centers tend to reach full maturity in 24 months, why do you continue to track the performance of stores opened since 2000? We note that at least a third of those stores, the ones opened in 2000-2001, would have reached maturity at the beginning of 2003.

  The Registration Statement has been amended to reflect the Staff's comment. See "Overview" on page 37 of Amendment No. 1.

Liquidity and Capital Resources—page 53

55.
Revise your discussion of your cash holdings to note how much of those amounts represent cash that is restricted under either capital requirements or under your debt requirements.

  The Registration Statement has been amended to reflect the Staff's comment. See "Liquidity and Capital Resources" on page 57 of Amendment No. 1.

Contractual Cash Commitments—page 57

56.
It does not appear that your table of contractual cash obligations includes the cost of contractors working on the major upgrade to your Advantage software, as discussed on page 75. Please revise to include those payments, or supplementally tell us why this cost is not a contractual obligation.

  The Company has asked me to advise you that it uses the term "contract worker" to indicate any individual that is working on a temporary basis. Because of the short-term nature of the Advantage upgrade project, the Company decided to hire temporary workers that will leave as various phases of the project are completed. Because the Company can terminate the employment of these "contract workers" at any time, it accordingly does not consider the payments to these individuals to be a contractual obligation requiring disclosure. The disclosure on page 83 of Amendment No. 1 has been amended to add the following additional disclosure:

  "including 14 temporary workers working on a major upgrade to our Advantage software whose employment will cease as various phases of the upgrade are completed."

57.
Please revise to include a footnote that clarifies your intent to terminate the airplane leases and acquire two airplanes from Mr. Johnson, a related party, concurrent with the closing of this offering (as discussed on page 97). Your revised disclosure should include all significant terms of this commitment, including the proposed purchase price.

  We have added disclosure to note (2) on page 61 in response to the Staff's comment. The Company's board of directors has not yet met to consider the terms of this transaction. The Company has asked me to confirm that all significant terms of the transaction will be included in a subsequent pre-effective amendment to the Registration Statement.

58.
Revise to describe and discuss the potential impact of the cross default triggers on your credit facility agreement. Refer to Section IV.C of Release 33-8350/34-48960.

  The Registration Statement has been amended to reflect the Staff's comment. See "Our credit facility" on page 62 of Amendment No. 1.

Our credit facility—page 58

59.
Please indicate when the determination as to the rate that you will pay on your credit facility is made. Do you choose the rate at the time you have a draw down on the credit facility, or at some other time? Also, please indicate, as of the end of the stub period, what percentage of your outstanding advances are held in using the "base rate" or in LIBOR based rates. Also, please clarify whether the "base rate" denominated debt is variable, and if so the repricing periods.

  The Registration Statement has been amended to reflect the Staff's comment. See "Our credit facility" on page 62 of Amendment No. 1.

60.
Revise this section or the Business section to describe how you fund your payday loans. When do you draw down funding from your line of credit? Do you aggregate your loans and repayments and only draw down or repay your net liquidity positions? The investor should be able to readily understand how your funding practices match your funding needs coming from your lending operations.

  The Registration Statement has been amended to reflect the Staff's comment. See "Our credit facility" on page 62 of Amendment No. 1.

Business—page 62

61.
We note your disclosure regarding the average age, income and homeownership of your payday borrowers. We also note your disclosure that you have more than 4% of your borrowers fail to pay and you are forced to deposit their checks. Please revise this section to disclose the average credit or FICO score for your borrowers.

  As discussed under "Business—Overview" on page 67 of Amendment No. 1, in determining whether or not to extend a payday cash advance to a customer under the standard business model, the Company considers whether the customer has a bank account, regular source of income and proper identification. The Company does not consider a customer's average credit or FICO score. Under the agency business model, the lending bank and not the Company determines whether or not to make a payday cash advance to a customer. For these reasons, the average credit or FICO scores of customers are not discussed in the Registration Statement.

62.
Both in this section and in the Management's Discussion and analysis, we are not able to find information on the current average size of your fees. In particular, we are unable to find information as to changes in your fee structure, particularly in response to growing competition, or information as to the variability of fees depending on the size of the payday loan or the creditworthiness of the borrower. Please revise this section or the Management's Discussion to discuss the types of fees, the average size of the fees that you charge and any changes in your fee structure over the past three year period. It would be helpful to the reader if you describe a typical loan with fees, interest rate and then what would the late fees be for that loan.

  The Registration Statement has been amended to reflect the Staff's comment. See pages 68 and 69 of Amendment No. 1. See also the table of key operating data for the Company's business on page 69 of Amendment No. 1.

63.
Please revise to describe in detail the organizational structure of the company and its subsidiaries. Describe how the company uses its primary subsidiaries to provide its products to customers.

  The Registration Statement has been amended to reflect the Staff's comment. See "Our Organizational Structure" on page 69 of Amendment No. 1.

Competitive Strengths—page 64

64.
Revise this section to identify the cost of your Government Affairs operations in each of the last 2 years and the stub period.

  The Registration Statement has been amended to reflect the Staff's comment. See page 71 of Amendment No. 1.

Our Payday Cash Advance Services—page 66

65.
We note your discussion in the second paragraph on page 66 that mentions your credit losses in 2003. Please clarify the impact, in terms of charge offs and credit losses, of your 4.4% of your customers who failed to make payments before you deposited their checks. Also, since we note that more than 80% of your deposited checks are returned, please clarify what you mean by "ultimately collected." It would appear that more than half of these "collected" amounts would come from checks that were, at least initially, returned.

  The Registration Statement has been amended to reflect the Staff's comment. See page 73 of Amendment No. 1.

66.
Provide a description of how your payday loans are conducted, including the flow of information and cash under both of your business models.

  The Registration Statement has been amended to reflect the Staff's comment. See page 68 of Amendment No. 1.

67.
Expand your discussion to fully describe the separation of risks, fees and obligations under your agency business model.

  The Registration Statement has been amended to reflect the Staff's comment. See pages 67-68 of Amendment No. 1.

Collection Procedures—page 68

68.
Please expand upon this section to explain who is responsible for the additional collection efforts. We note that in West Virginia you have discontinued home visits to collect. Please disclose whether or not you make in person visits in other states, and if you do, are the visits made by center employees or other employees.

  The Registration Statement has been amended to reflect the Staff's comment. See page 76 of Amendment No. 1.

Relationship with the Lending Banks—page 72

69.
Please file the agreement with BankWest or advise us why you do not intend to file it.

  In response to the Staff's comment, the Company's agreements with BankWest have been filed as Exhibits 10.7, 10.8, 10.9 and 10.10 to Amendment No. 1. Exhibit 10.7 has been filed in redacted form. Concurrently with the filing of Amendment No. 1, the Company has made a request to the Staff that certain portions of Exhibit 10.7 receive confidential treatment.

  As disclosed on page 79 of Amendment No. 1, the Company is also a party to processing, marketing and servicing agreements ("PM&S Agreements") with three other lending banks under which the Company receives processing, marketing and servicing fees. The following table sets forth the Company's revenues attributable to each of these agreements as well as the percentage of the Company's total revenues that these agreements generated for the year ended December 31, 2003 and the six months ended June 30, 2004:

	Year Ended December 31, 2003		Six Months Ended June 30, 2004
Lending Bank	Revenues Generated	% of Total Revenues	Revenues Generated	% of Total Revenues
	(millions)		(millions)
First Fidelity Bank (Michigan)	$13.6	2.8%	$ 8.6	3.3%
Republic Bank & Trust Company (North Carolina)	$27.2	5.6%	$14.2	5.5%
Republic Bank & Trust Company (Texas)	$ 8.8	1.8%	$ 9.7	3.7%
Venture Bank (Arkansas)	$13.5	2.8%	$ 3.4	1.3%

  The Company believes that these agreements are in the ordinary course of business and therefore are not required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K. Moreover, based on the information presented above, the Company does not believe that its business is substantially dependent on any of these agreements and therefore does not believe that any of such agreements are required to be filed pursuant to Item 601(b)(10)(ii)(B).

Principal and Selling Stockholders—page 93

70.
Please confirm that none of the selling shareholders are, or are affiliates of, a registered broker dealer.

  In response to the Staff's comment, we note that 2710 (b)(6)(A)(iii) of the NASD Conduct Rules only requires a statement of the association or affiliation with a registered broker dealer with respect to "any beneficial owner of 5% or more of any class of the issuer's securities, and of any beneficial owner of the issuer's unregistered equity securities that were acquired during the 180-day period immediately preceding the required filing date of the public offering."

  An affiliation does exist among this subset of individuals. Dean Buntrock, one of the selling stockholders, has a son-in-law who is a director at Lehman Brothers. This affiliation is being disclosed to the NASD by Cravath, Swaine & Moore LLP, counsel to the underwriters. We are unaware of the affiliations of those selling stockholders who hold less than five percent of our securities, however, the Company is in the process of confirming if any other affiliations exist among any stockholders who will be receiving shares of common stock in exchange for their interests in the Company's headquarters building on the closing date. We will update the NASD as soon as this process is complete.

Certain Relationships and Related Party Transactions—page 97

71.
Please identify whether the unaffiliated members of the board will approve the sales price for the purchase of the headquarters building from the related parties and explain how the price will be determined. Also, please identify whether the disinterested members of the board will utilize any safeguards to ensure that the company's interests are served in the purchase of the building.

  The Company has asked me to inform you that it expects that the unaffiliated members of the Company's board of directors will consider the proposed purchase by the Company of the headquarters building at an upcoming meeting of the board. As the unaffiliated members have not yet met to consider this transaction, the Company has asked me to confirm that it will address the Staff's comment in a subsequent pre-effective amendment to the Registration Statement.

72.
Please identify any review by the board or other safeguards used in purchasing Aircraft or aircraft use from Wyoming Associates or other groups controlled by related parties and explain how the price was determined. Also disclose whether or not corporate policies will allow for personal use of the aircraft.

  The Company has asked me to inform you that the unaffiliated members of the Company's board of directors will consider the proposed purchase by the Company of aircraft from Wyoming Associates at an upcoming meeting of the board. As the unaffiliated members have not yet met to consider this transaction, the Company has asked me to confirm that it will address the Staff's comment in a subsequent pre-effective amendment to the Registration Statement. Disclosure has been added to page 105 of Amendment No. 1 in response to the Staff's request to describe the Company's policy with respect to personal use of corporate aircraft.

73.
In the third paragraph, for the ongoing leases, explain how the rent was determined and state, if true, that in the opinion of management the terms are as favorable to the company as could have been made with unaffiliated parties.

  The Registration Statement has been amended to reflect the Staff's comment. See page 105 of Amendment No. 1.

Certain United States Federal Tax Considerations for Non-U.S. Holders—page 112

74.
Please balance this section with a section for U.S. Holders.

  The Registration Statement has been amended to reflect the Staff's comment. See pages 119-122 of Amendment No. 1.

Description of Certain Indebtedness—page 106

75.
The use of the term "certain" in the heading implies knowledge of your indebtedness on the part of the reader. Please revise the heading to eliminate the term "certain" and to provide enough information to clarify which indebtedness this section discusses.

  The Registration Statement has been amended to change the heading of this section to "Description of Senior Bank Debt, Other Long-Term Debt Obligations and Mortgage Payable." See page 113 of Amendment No. 1.

76.
Please revise your bullet pointed disclosure regarding the main covenants under your Credit Facility to fully disclose the various ratios, financial targets and capitalization levels required under the agreement. Similarly, fully explain the minimum targets that you must meet in order to pay dividends.

  The Registration Statement has been amended to reflect the Staff's comment. See pages 113-114 of Amendment No. 1.

Where you can find more information—page 118

77.
Delete the qualification in the first paragraph or state that the prospectus describes all material provisions of the contracts of other documents.

  The Registration Statement has been amended in response to the Staff's comment. See page 126 of Amendment No. 1.

Consolidated Financial Statements—page F-1

General

78.
Please revise the titles on each page of the consolidated financial statements and corresponding notes to indicate that the period as of and for the six months ended June 30, 2003 is unaudited.

  The Registration Statement has been amended to reflect the Staff's comment.

Consolidated Balance Sheets—page F-3

79.
Please supplementally provide us with your detailed analysis under EITF 95-22 and EITF Topic D-23 that supports your classification of the revolving credit facility as a long-term liability.

  The Company understands that the issue discussed in EITF 95-22 is whether borrowings outstanding under a revolving credit agreement that includes both a subjective acceleration clause and a requirement to maintain a lock-box arrangement, whereby remittances from the borrower's customers automatically reduce the debt outstanding, are considered short-term obligations. The Company does not believe that EITF 95-22 is applicable to it since its credit agreement contains no requirements to maintain a lock-box type of arrangement with a bank.

  EITF Topic D-23 clarifies whether FASB Technical Bulletin No. 79-3 and FASB Statement No. 6 are inconsistent in their treatment of subjective acceleration clauses in debt agreements. The Company's credit agreement contains customary acceleration clauses for such agreements, whereby during the occurrence and during the continuation of an event of default, principal and any accrued interest in respect of all loans become immediately due and payable. Based on the provisions of FASB Technical Bulletin No. 79-3, neither reclassification nor disclosure would be required if the likelihood of the acceleration of the due date were remote, such as when the lender historically has not accelerated due dates of loans containing similar clauses and the financial condition of the borrower is strong and its prospects are bright. Based on these criteria, the Company does not believe the debt should be recorded as current.

  FASB Statement 6 addresses the classification of debt when an enterprise intends to refinance a short-term obligation on a long-term basis. The Company does not believe that Statement No. 6 is applicable to it since all of its borrowings are under a long-term credit facility and there are no short-term obligations that are due and payable under the agreement.

Consolidated Statements of Income—page F-4

80.
It is unclear why pro forma income tax expense information would be necessary for the first 10 months of 2001 since you were already a C corporation during that time period. Please revise accordingly.

  The Company has reflected pro forma income tax expense for the calendar year 2001 because it was an S corporation for the last three months of that year. See page F-12 of Amendment No. 1.

81.
Please revise your income statement caption to delete the "center operating income". The caption could he reworded to indicate that it reflects a measure of center profitability such as "center gross profit" or "center gross margin".

  The Registration Statement has been amended to reflect the Staff's comment. See page F-4 of Amendment No. 1.

82.
Please revise to disaggregate interest expense and interest income and disclose them separately on the face of the income statement. Refer to Rule 5-03 (b)(7) and (9).

  The Registration Statement has been amended to reflect the Staff's comment. See page F-4 of Amendment No. 1.

Note 1. Description of Business and Significant Accounting Policies—page F-8

83.
You disclose on page 38 that you have closed 97 stores between fiscal 2001 through the period ended June 30, 2004. Please revise to disclose your accounting policies for accruing for store closure costs. Include moving costs, severance payments, and lease termination costs.

  The Registration Statement has been amended to reflect the Staff's comment. See "Center Closing Costs" on page F-11 of Amendment No. 1.

84.
Please revise your discussion of the allowance for doubtful accounts and accrual for excess bank losses to clarify how your allowance and charge-off policies apply to non-sufficient funds checks.

  The Registration Statement has been amended to reflect the Staff's comment. See page F-10 of Amendment No. 1.

85.
As a related matter, please revise your discussion of the allowance for doubtful accounts and accrual for excess bank losses to more fully explain your policies for recording a provision for doubtful accounts and the methodologies used to determine each component of your allowance.

  The Registration Statement has been amended to reflect the Staff's comment. See page F-10 of Amendment No. 1.

86.
Please revise your discussion of internally developed software costs to clarify the types of costs capitalized and to explain when you capitalize costs of developing and obtaining software for internal use.

  The Registration Statement has been amended to reflect the Staff's comment. See page F-11 of Amendment No. 1.

87.
Please revise your discussion of income taxes on page F-11 to clarify the periods and types of taxes that you accounted for under the asset and liability method.

  The Registration Statement has been amended to reflect the Staff's comment. See page F-12 of Amendment No. 1.

88.
Please revise the table on page F-12 to indicate whether the stock-based compensation expense is net of tax.

  The Company has asked me to inform you that the stock-based compensation in this table on page F-13 is not net of tax. However, since the Company was an S corporation during the periods reflected, any tax effect was not material.

89.
Please revise to clarify that compensation expense under the fair value method is being subtracted from net income plus compensation expense as reported to arrive at the pro-forma net income figures.

  In the table on page F-13, the Company has bracketed the numbers reflected in the line item entitled "Total stock-based compensation expense determined under fair value method for all rewards" to reflect that these numbers are being subtracted in arriving at the pro forma net income figures.

90.
Supplementally please tell us how you determined that your derivative instruments qualify for hedge accounting under SFAS 133 and how your accounting policies comply with that standard.

  We entered into an interest rate swap agreement, which matured in May 2004, to minimize our exposure to fluctuation in the prime and LIBOR based interest rates on our term debt. The interest rate swap was a cash flow hedge of the floating interest rate payments on the term debt. At the time we entered into the hedging transaction, we performed a correlation analysis and determined that the interest rate on the swap was highly correlated with the interest rate on the term debt, within the correlation criteria in FAS 133. During the life of the hedging relationship, we continued to measure correlation at each reporting period.

  Our accounting policy is to account for the interest rate swap as a cash flow hedge. Accordingly, the effective portion of the change in the fair value of the interest rate swap was recorded in other comprehensive loss. Any hedge ineffectiveness was recorded in earnings. Due to the execution of the amended and restated credit agreement in 2002, we terminated our hedging relationship and recorded subsequent changes in the fair market value in income and amortized and recorded in income amounts previously recognized in other comprehensive loss.

91.
Please revise the first paragraph of your discussion of recently issued accounting pronouncements on page F-14 to clarify your disclosures surrounding the effective dates of SFAS 150.

  The Registration Statement has been amended to reflect the Staff's comment. See page F-14 of Amendment No. 1.

Note 3. Processing, Marketing and Servicing Arrangements—page F-16

92.
Please revise to clarify that under the agency business model, you could be exposed to losses in the amount of the unpaid principal amount of the advance and a portion of the fees and interest charged by the lending bank to their customers.

  The Registration Statement has been amended to reflect the Staff's comment. See page F-17 of Amendment No. 1.

93.
Please revise to describe the extent of processing, marketing and servicing you provide to the lending banks.

  The Registration Statement has been amended to reflect the Staff's comment. See page F-17 of Amendment No. 1.

Note 9. Revolving Credit Facility and Long-Term Debt—page F-19

94.
Your risk factor on page 21 discloses that your credit facility includes cross default triggers. Please revise your footnote to disclose that your credit facility and long-term debt agreements include cross-default provisions where an event of default could cause all amounts outstanding on other debt arrangements to become due and payable at the same time.

  The Registration Statement has been amended to reflect the Staff's comment. See page F-21 of Amendment No. 1.

95.
Please revise to clarify whether your letters of credit are commercial letters of credit not subject to the provisions of FIN 45 or whether they are standby letters of credit. If they are standby letters of credit, please revise to provide the disclosures required by paragraph 13 of FIN 45.

  The Registration Statement has been amended to reflect the Staff's comment. See page F-21 of Amendment No. 1.

96.
Please supplementally tell us whether the holders of the National Cash Advance subordinated debt, the stock repurchase subordinated debt and the notes payable to shareholders were provided with any fees, options, warrants, or other such type of consideration in exchange for agreeing to amend the debt agreement in September 2002 to extend the maturity date and increase the interest rate. If any such consideration was provided, please supplementally tell us how you accounted for that consideration.

  The Company has asked me to inform you that no consideration was paid to any holder of debt in exchange for agreeing to amend the debt agreements in September 2002 to extend the maturity date and increase the interest rate.

97.
As a related matter, please supplementally provide us with your analysis under EITF 96-19 as to whether the September 2002 modification of terms associated with the National Cash Advance subordinated debt, stock repurchase subordinated debt, and the notes payable to shareholders should be considered a substantial modification of debt.

  The Company has asked me to inform you that the modifications to the terms of the debt, which increased the interest rate from 10% to 13% and extended the maturity date three years, did result in a substantial modification based on the EITF 96-19 analysis performed. The aggregate difference in present value of the cash flows of the old and new debt discounted at the 10% interest rate of the original agreements, amounted to approximately 14%. However, there was no gain or loss recorded at the time of modification since the fair market value of the new debt was determined to be the same as the carrying value of the debt it replaced. The interest rate of 13% associated with the modified debt was established in consideration of market conditions existing at the time of modification for similar debt instruments and fair market value was determined through numerous discussions with commercial and investment bankers regarding the terms and conditions that the Company could expect for similar debt. The Company conducted separate discussions and obtained quoted rates and terms from five separate lenders. Several of the factors taken into consideration included the following:

  •
  no origination fees compared to 2% to 3% on market quotes;

  •
  virtually no transaction costs and fees due to the simplicity of the agreements;

  •
  no call feature or prepayment penalties; and

  •
  no restrictions on leverage or the ability to pay dividends.

  Further, since there were no unamortized premium, discount or debt issue costs associated with the original debt that was replaced, there was no loss recorded on the exchange.

Note 10. Income Taxes—page F-23

98.
Please revise to include a reconciliation of a) the reported amount of income tax expense attributable to continuing operations for the year to b) the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Refer to paragraph 47 of SFAS 109.

  The Registration Statement has been amended to reflect the Staff's comment. See page F-24 of Amendment No. 1.

99.
Please revise to explain the tax rate assumptions used in your pro-forma income tax expense calculations.

  The Registration Statement has been amended to reflect the Staff's comment. See "Income Taxes" on page F-12 of Amendment No. 1.

Note 12. Commitments and Contingencies—page F-24

100.
For each matter that you have disclosed in Note 12, please revise to disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

  The Registration Statement has been amended to reflect the Staff's comment. See pages F-26 to F-29 of Amendment No. 1.

Exhibits

101.
We note that you intend to file most of the exhibits in a future amendment. Please file the exhibits as soon as possible. The staff will review and possibly comment once those documents are filed. A delay in filing such documents may result in additional pre-effective amendment(s).

  In the case of any exhibits to the Registration Statement that have not yet been filed, the Company has asked me to confirm that it will file all remaining exhibits prior to requesting acceleration of the effectiveness of the Registration Statement and will give the Staff sufficient time to review the exhibits once filed.

*        *        *

        Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 735-2388 or Adam Waitman at (212) 735-2896. Our fax numbers are (917) 777-2388 and (917) 777-2896, respectively.

Sincerely,

Susan J. Sutherland
cc:	Lisa Haynes Staff Accountant Securities and Exchange Commission
Donald Walker Senior Assistant Chief Accountant Securities and Exchange Commission
Christian Windsor Staff Attorney Securities and Exchange Commission
William M. Webster, IV Chief Executive Officer Advance America, Cash Advance Centers, Inc.
John W. White, Esq. Cravath, Swaine & Moore LLP
D. Mark McMillan, Esq. Merrick D. Hatcher, Esq. Bell, Boyd & Lloyd LLC

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